UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES HOLDING SUCCESSFUL HOT TESTING OF UNIVERSAL ROLLING MILL AT
CHELYABINSK METALLURGICAL PLANT

Moscow, Russia — May 6, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that successful hot testing was held at the complex of Chelyabinsk Metallurgical Plant’s universal rolling mill.
During hot testing, the mill produced its first batch of structural shapes –
25SH1-type bar. This is the first type of steel products that the universal rolling mill will be able to produce.
The entire cycle of structural shape production was hot tested, from billet heating and hot rolling to correcting, cutting into measured sizes and packaging. Currently steel is being tested.
Further on, the work schedule includes mastering production of other rolled profiles.
Launch preparation work is being completed at rail processing equipment, and the plant is preparing for hot testing of rail production.
Construction of Chelyabinsk Metallurgical Plant’s universal rolling mill is a priority investment project for Mechel’s steel division. When at full capacity, the mill will annually supply up to 400,000 tonnes of high resistance to wear and contact endurance rails for high-speed running, as well as rails for use in low temperatures. The mill’s total production capacity will be over 1 million tonnes of products a year. This enterprise will encourage development of related industries in Russia, ensure supplies of high-quality steel products on competitive prices for Russian Railways OAO and construction companies, as well as decrease their dependence on imports. Also, the mill’s launch will help resolve several social issues on regional level, such as creating over 1,000 new jobs.
“Successful hot testing of the universal mill is a highly important first stage of implementing Russia’s largest and only such project over the past few years,”
Mechel OAO’s Vice-President for Technological Development Andrey Deineko said.
“At the second stage, our task will be to master production of high-quality
100-meter rails. It is a unique technology which so far no one in Russia has used.”

***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 6, 2013	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO